Exhibit 99.1

Lufax Announces Change of Venue for Annual General Meeting on December 22, 2021

SHANGHAI, China, December 15, 2021 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced a change of venue for its annual general meeting of shareholders to be held at 10:00 a.m. (local time) on December 22, 2021. The venue of the meeting has been changed to No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People’s Republic of China.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

For more information about Lufax, please visit https://ir.lufaxholding.com.

Investor Relations

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR Inc.

Robin Yang

Tel: +1 (646) 318-0546

Email: lufax.ir@icrinc.com

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